Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

January 15, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 15, 2026, The Nasdaq Stock Market (the "Exchange") received from Infinite Eagle Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one right to receive one twenty-fifth (1/25) of a Class A ordinary share

Class A ordinary shares, par value $0.0001 per share

Rights, each entitling the holder to receive one twenty-fifth (1/25) of one Class A ordinary share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,